EUROSPORT ACTIVE WORLD CORP
(EAWC TECHNOLOGIES)

WWW.EAWCTECHNOLOGIES.COM

RALPH HOFMEIER – CEO

DIRECT EMAIL: HOFMEIERR@EAWCTECHNOLOGIES.COM

October 15, 2018

VIA ELECTRONIC MAILING

Jay Ingram

Legal Branch Chief

Division of Corporation Financial

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eurosport Active World Corp
Registration Statement on Form S-1 Filed August 1, 2018 File No. 333-226489

Dear Mr. Ingram:

As requested, we have electronically filed on behalf of Eurosport Active World Corp (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (“Form S-1”). In addition, this letter has the objective to provide a narrative response to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Ralph Hofmeier dated August 27, 2018. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

1.

Throughout the prospectus, you refer to your listing on the OTC Bulletin Board and your quotation on the OTC Pink Tier. Please tell us, and revise your disclosure to explain, the implications of the labels "Pink No Information" and "Dark or Defunct". If appropriate, consider including a risk factor.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosures in Amendment No. 1 to include an explanation of the implications of the labels “Pink No Information” and “Dark and Defunct” and has further added a risk factor discussing same. Our common stock is currently quoted on the OTC Pink Tier maintained by OTC Markets Group, Inc. under the symbol “EAWD”; however, because we do not currently file reports with the Securities and Exchange Commission (the “SEC”) or otherwise provide financial disclosures to the public, our quotation on OTC Markets contains “Pink No Information” and “Dark or Defunct” labels. Upon effectiveness of the registration statement, we expect that the “Pink No Information” and “Dark or Defunct” labels will be automatically removed.

Selling Shareholders, page 12

2.

Please provide the address of the person or entity offering to sell the shares and the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 to provide the address of the person or entity offering to sell the shares and the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the Company or any of its predecessors or affiliates.

3.

Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. For those selling shareholders that are affiliates of broker-dealers, please disclose 1) each selling shareholder purchased the securities in the ordinary course of business; and 2) at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If they are not able to make these representations, they must be identified as underwriters.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 to disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Description of Business, page 19

4.	In the first paragraph, you refer to your "partners"; however we do not see disclosure or exhibits pertaining to a partnership agreement.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 accordingly.

The Business, page 20

5.

In the third paragraph of this section, you state you "presently rely on third parties to manufacture [your] products, sell, and distribute them." However, you do not appear to be engaged in operations yet. Please revise this disclosure or tell us what products you have contracted with third parties to manufacture, sell, and distribute.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 to confirm that Our company presently outsources most of the services for the engineering and technical services as well as for the promotion, selling and distribution of the identified technological solutions. We rely on third parties to manufacture their different technologies that are identified to provide the designed solution for the water or energy need, that our potential clients might present.

Our Business Relationships, page 21

6.

Please provide more information regarding your agreement with SWATE including: the products subject to the licensing agreement, the patents and trademarks, and who will provide the technical assistance and know-how to which you refer.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 to provide more information regarding the agreement with SWATE. Pursuant to the Technology Transfer and License Agreement, the products subject to such agreement included the following: (1) Design of Waste to Energy process assisted by a Plasma Converter system; which company has been used for the design on the Waste to Energy solutions such as the ones in Mexico.  (2) Design of Solar Power Water Purification system and the (3) Design of Atmosphere Water Generator. The technical assistance and know how was provided by the team of engineers of SWATE as well as its R&D partners. Unfortunately, On January 5th, 2018, SWATE and the company executed a Termination of the exclusive Technology Transfer and License Agreement effective from January 6th, 2017. The termination cited default of some obligations acquired such as the absence of the company’s generation of revenue as a result of the Agreement, the potential manufacturing and change on the constitution and ownership of SWATE which could affect significantly the expected results of the agreement.  SWATE confirmed that no open balance exists at this time, confirming the waiving of due royalties for the Years 2016 and 2017.

SWATE confirmed that the company shall be entitled to manufacture if decided the designed products only and exclusively for the concept of Waste to Energy on the configured standards, without having to pay any further royalties until February 1st, 2023. Nevertheless, it shall refrain from revealing any document or information provided by SWATE (the Licensor) that is less than 10 years old.

Other Acquisitions, page 23

7.	Please disclose why it was necessary to acquire inactive businesses to concentrate resources and contacts. We note these businesses were owned by principals of the Company.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1.  To better explain that although those business were inactive at the moment to be acquired In April of 2012, those did still have access to the technological solutions, the know-how of sustainable energy & water generation technologies, the R&D, the accreditations as well as the portfolios of potential clients. Which made possible to be able to embark in the just born green tech Industry, and to set up a green tech platform of Engineering and solutions for the generation of Water, Energy and the close cycle of waste management.

The described acquisitions on the revised disclosure, gave EAWC the necessary tools to be a green tech company with an international outlook which sums up the environmental technology and resource efficiency industry that EAWC was looking for; as well as the access to a strong sales force and relationships with potential clients, around the globe.

Present Contracts, page 23

8.

Please update this section to reflect the realistic business prospects of the Company. For example, the contract with Saudi Arabia expires in two months, so it would appear unlikely you will fulfill the contract. The contracts with Mexico contemplate completion of 5 power plants no later than 2020 but you have not secured financing or begun construction on these facilities.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 in two sections:  Present Contracts and Management’s Discussion & analysis of financial conditions and results of operations, where we explain that company does not need to secure financing for those projects, the related parties of the projects have secured this financing, advanced negotiations are in place today to define the terms of the EPC terms and conditions of the final contracts for EAWC. Exhibits of the Independent Contractor Agreement has been added to the Amendment.

Worldwide Partnership and Business Opportunities, page 27

9.	Please reconcile the statement "various sales are ongoing process by some of the foregoing agents and distributers" (sic) with your statement that you have not yet generated revenue.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1.

Legal Proceedings, page 29

10.	Please revise your risk factor disclosure and your business plan to address the outstanding judgments that will need to be paid from any revenue you earn or capital you raise.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 in the risk factors section on page 7 and in the business section on page 31 to address the outstanding judgments.

Management's Discussion and Analysis of Financial Condition and Results of Operations 12 month Growth Strategy and Milestones, page 31

11.

Please revise this section discuss how and when you will raise capital to fund your business plan and how much you will seek to raise. Please include the likelihood of raising these funds given your lack of operations, current offering, outstanding judgments, and absence of a trading market for your stock. In addition, we note your timeline does not include the projects you have discussed elsewhere in the prospectus.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 As indicated in the disclosure we hope that based on the advance development of the conclusion of the contracts and the initial payments of those, as well as the opportunity to become a fully reporting company with the SEC would concluded advanced negotiations on raising capital.

Management's Discussion and Analysis

Revenue Generation, page 32

12.

This section contemplates earning revenue on projects that are based on raising significant amounts of capital and meeting unrealistic timelines. Please revise this section to only discuss those projects you believe can realistically be achieved from a timing and financing perspective. If you believe these projects can be achieved, please elaborate on how you intend to achieve them in the timeframes set forth.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in Amendment No. 1 accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 44

13.

Due to the marital relationship of Mr. Hofmeier and Ms. Velazquez, please consolidate the ownership of the shares to show each individual beneficially owns 56,986,585 shares. In addition, please revise further to include the shares owned by SWATE in the total number controlled by Mr. Hofmeier and Ms. Velazquez, so each individual will beneficially own 63,261,100.

Response: The Company acknowledges and understands the Staff’s comment and has revised the disclosure in the beneficial ownership table in Amendment No. 1 to reflect the total number controlled by Mr. Hofmeier and Ms. Velazquez to be 63,261,100.

Financial Statements, page F-1

14.

Please update the financial information in your filing in accordance with Rule 8-03 of Regulation S-X.  Disclose also on page F-19 whether the minimum fees have been waived for 2018 given that no corresponding liability is reflected on the Balance Sheet.

Response: The Company acknowledges and understands the Staff’s comment and has revised Amendment No. 1 to update the financial information in in accordance with Rule 8-03 of Regulation S-X and to disclose also on page F-19 whether the minimum fees have been waived for 2018.

Item 15. Recent Sales of Unregistered Securities, page II-2

15.

Please list the specific transactions for the sales of unregistered securities including, the nature of the services provided and the aggregate amount of consideration received by the registrant. For securities sold for cash, list the number of securities and the offering price.

Response: The Company acknowledges and understands the Staff’s comment and has revised Amendment No. 1 to include disclosure listing the specific transactions for the sales of unregistered securities including, the nature of the services provided and the aggregate amount of consideration received by the registrant and for securities sold for cash, listing the number of securities and the offering price.

Exhibits

16.

Please file all material contracts as exhibits. For example, we note your references to convertible debentures; licensing agreements, agreements with Mexico and Saudi Arabia for projects, commercial agreements with affiliates, agreements with sales agents and distributors, and patents you have acquired from affiliates.

Response: The Company acknowledges and understands the Staff’s comment and has filed all material contracts as exhibits to Amendment No. 1.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s offering statement on Form S-1, please feel free to contact the undersigned.

Eurosport Active World Corp

By:	/s/ Ralph Hofmeier
Ralph Hofmeier - CEO

cc:	Kate McHale/U.S. Securities and Exchange Commission
Tracie Mariner/U.S. Securities and Exchange Commission Alfred Pavot/U.S. Securities and Exchange Commission
Ralph Hofmeier/Eurosport Active World Corp

3250 MARY ST. 303 – MIAMI FLORIDA 33133 USA.